Exhibit 99.1

ATTACHMENT 1

DORNOCH INTERNATIONAL INSURANCE LIMITED

SUMMARY OF EXPOSURES

Underwriting Year: 1 April 2005 to 31 March 2006

Coverage and basis	Currency	Period of Insurance	IBNR 1st April to 30 June 05
US General Liability
PacifiCorp Liability	US$	1/4/05-31/3/06	306,626

US Property & Business Interruption
PacifiCorp Property (Overhead Lines)	US$	1/4/05-31/3/06	600,000
PacifiCorp Property (Other)	US$	1/4/05-31/3/06	550,000